

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 11, 2015

George Babich, Jr.
Chief Executive Officer
Checkpoint Systems, Inc.
101 Wolf Drive, PO Box 188
Thorofare, NJ 08086

      Re: **Checkpoint Systems, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed March 5, 2015
              File No. 001-11257

Dear Mr. Babich, Jr.:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Definitive Proxy Statement

Compensation Discussion and Analysis

Annual Incentive, page 37

1.   We note your discussion of performance metrics established by the compensation committee for determining annual incentive cash awards. We further note your disclosure of the threshold, target and maximum for your 2014 corporate financial performance metric EBITDA; however, you do not disclose the targets or your performance with respect to targets for your individual objectives or "MBOs" component of the annual cash award. Refer to Item 402(b)(2)(v) and (vii) of Regulation S-K. To the extent you believe that disclosure of the triggers and targets is not required because it

would result in competitive harm such that the triggers and targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the triggers and targets and the competitive harm that is likely to result from disclosure. For guidance refer to Regulation S-K Compliance and Disclosure Interpretation 118.04. With a view towards future filings, please provide proposed responsive disclosure for your 2014 performance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Justin Kisner, Staff Attorney, at 202-551-3788, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at 202-551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: James M. Lucania
       Checkpoint Systems, Inc.